

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

<u>Via E-mail</u>
Andrei Catalin Ispas
President
AnyTranslation Corp.
2620 S. Maryland Parkway #14-857
Las Vegas, NV 89109

> **Re: AnyTranslation Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 30, 2013**
> **File No. 333-188358**

Dear Mr. Ispas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 from our letter dated October 29, 2013, as well as your disclosure on page 25 identifying Roland Asmar as a promoter and stating, in part, that "We have no plans to receive any further service or assets from Mr. Roland in the future." In your response letters dated July 9, 2013 and August 30, 2013, you stated that Mr. Asmar is the owner of Traduction Syllatra. You disclose in the registration statement that your sole contract is with Traduction Syllatra, with which you have contracted to provide translation services on your behalf. Please disclose the relationship between your promoter, Mr. Asmar, and Traduction Syllatra throughout the registration statement, including under "Certain Relationships and Related Transactions" on page 27 pursuant to Item 404(c)(i) of Regulation S-K.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director